Exhibit 4.7
   The Marcus Corporation
   Associate DRIP Letter

                                STEPHEN H. MARCUS
                              Chairman of the Board
                             Chief Executive Officer

   August 30, 1996

   Dear Fellow Associate:

   I'm pleased to introduce the new Marcus Dividend Reinvestment and Associate Stock Purchase Plan, a convenient and inexpensive way to invest in the future of your company.

   As I said in our annual report, the most important asset of The Marcus Corporation is our outstanding team of associates. You have helped The Marcus Corporation grow into the strong, diversified company it is today. This new plan will enable you to increase your personal interest in the company through a systematic stock-purchase program. These types of programs are used by many individuals to achieve their long-term financial goals.

   The plan is convenient and economical. It allows eligible associates of The Marcus Corporation and its subsidiaries to reinvest cash dividends and/or make optional cash investments of at least $10 through payroll deduction. The company will pay all service charges, brokerage commissions and other costs involved with purchases, but you will be responsible for fees or commissions when shares are sold. Optional payments made by participants will be invested on or as soon as possible after the 15th day of each month, beginning in November 1996. Each quarter, you will receive an easy-to-understand account statement from Firstar Trust Company, administrator of the plan.

   To participate, you must be 18 years old and have completed at least one calendar year of employment and 1,000 hours of work in a calendar year with the company or a subsidiary. Employees covered by a collective bargaining agreement are not eligible to participate, unless the agreement specifically provides for participation in the plan.

   Enclosed is a plan brochure and prospectus, which we encourage you to carefully read before making a decision. To enroll, you need to complete the enclosed Associate Authorization Form and mail it in the enclosed postage-paid envelope to Firstar Trust Company. To begin your payroll deduction in November, you must return your authorization form by October 25, 1996. If you have any questions regarding enrollment or participation in the plan, please contact Firstar Trust Company at (414) 276-3737 or toll-free at (800) 637-7549.

   If you already own shares in The Marcus Corporation in your own name, you will also receive information describing how shareholders can participate in the plan. If you own shares only under your Pension Plus Plan, you are not a shareholder of record for the plan and will need to participate separately in the plan as an associate.

   We're excited about this new plan and encourage you to carefully consider becoming a shareholder in your company. As always, thank you for your ongoing support.

   Very truly yours,


   Stephen H. Marcus
   Chairman and Chief Executive Officer